                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549




                                    FORM 11-K




               (Mark One)
               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended December 31, 1999
                                             -----------------



                                       or




             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 Commission File No. 1-10568 (LG&E Energy Corp.)

                           A. Full Title of the Plan:

                      401(K) SAVINGS PLAN FOR EMPLOYEES OF
                       LOUISVILLE GAS AND ELECTRIC COMPANY
                    WHO ARE REPRESENTED BY LOCAL 2100 OF IBEW



          B. Name of issuer of the securities help pursuant to the Plan and the address of its principal executive office:

                                LG&E ENERGY CORP.
                              220 West Main Street
                                 P. O. Box 32030
                           Louisville, Kentucky 40232

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


FINANCIAL STATEMENTS AND SCHEDULE
AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Financial Statements and Schedule
As of December 31, 1999 and 1998
-------------------------------------------------------------------------------


INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                                                                    REFERENCE

Report of Independent Public Accountants                                               Page 1

Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998        Page 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1999                                                                 Page 2

Notes to Financial Statements and Schedule as of December 31, 1999 and 1998        Page 3 - 8

Schedule I - Item 4(i) - Schedule of Assets Held for Investment Purposes
     As of December 31,1999                                                            Page 9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
     401(k) Savings Plan For Employees
     Of Louisville Gas and Electric Company Who Are Represented By Local 2100 Of I.B.E.W.:

We have audited the accompanying statement of net assets available for benefits of the 401(k) Savings Plan for Employees Of Louisville Gas & Electric Company Who Are Represented By Local 2100 Of I.B.E.W. (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP
Louisville, Kentucky
     June 28, 2000

401(k) SAVINGS PLAN FOR EMPLOYEES
OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Statement of Net Assets Available for Benefits
As of December 31, 1999 and 1998
-------------------------------------------------------------------------------


                                                                                    PARTICIPANT DIRECTED
                                                                          ------------------------------------------
                                                                                 1999                   1998
                                                                          -------------------    -------------------

ASSETS

Investments - at Fair Value (Notes 1, 2 and 4)                             $       66,603,237     $       65,604,572
Contributions receivable
       Employee                                                                       49,229                   -
       Employer                                                                       18,127                   -
                                                                          -------------------    -------------------

Net assets available for benefits                                         $       66,670,593     $       65,604,572
                                                                          ===================    ===================

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 1999
-------------------------------------------------------------------------------

                                                                                                    PARTICIPANT
                                                                                                      DIRECTED
                                                                                                 -------------------

Net assets available for benefits, beginning of year:                                            $      65,604,572
                                                                                                 -------------------

Additions:
    Employee contributions                                                                               3,716,252
    Employer contributions                                                                               2,236,831
    Interest and dividend income                                                                         4,346,933
    Realized loss                                                                                         (498,145)
    Unrealized loss                                                                                     (5,435,477)
                                                                                                 -------------------
         Total additions                                                                                 4,366,394
                                                                                                 -------------------

Deductions:
    Distributions/Withdrawals                                                                            3,300,373
                                                                                                 -------------------

Net assets available for benefits, end of year:                                                  $      66,670,593
                                                                                                 ===================

The accompanying notes to financial statements and schedule are an integral part of these statements.
                                                                            2

401(k) SAVINGS PLAN FOR EMPLOYEES
OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.


Notes to Financial Statements and Schedule
December 31, 1999 and 1998
-------------------------------------------------------------------------------

(1)    DESCRIPTION OF PLAN-

       The following description of the Louisville Gas and Electric Company (the "Company") 401(k) Savings Plan for Employees Who Are Represented by Local 2100 of I.B.E.W. ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a) GENERAL--The Plan was established January 1, 1993. All employees that are represented by Local 2100 of I.B.E.W. are eligible to participate in the Plan on the first of the month on or following six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) PLAN MERGER--On September 3, 1997, the Board of Directors approved the merger of the Louisville Gas and Electric Company Employees' Stock Ownership Plan for union employees into the Plan, thereby, establishing the LG&E Energy Corp. Common Stock Fund, effective January 1, 1998.

       (c) CONTRIBUTIONS AND VESTING--Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation. The Company in turn will match fifty percent (50%) of the employees' contribution on the first six percent (6%) of eligible compensation. Employee and Company contributions, plus actual earnings thereon, are vested immediately. Such contributions are allocated to the specific participant's investment fund accounts based upon the participants election.

       (d) PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e) INVESTMENT OPTIONS--Participants may choose from the following eleven mutual fund investment options or a company stock fund in 1% increments:

                  - FIDELITY RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO Invests in obligation issued or guaranteed as to timely payment of principal and interest by the U.S. government, its agencies or instrumentalities.

                  - FIDELITY GINNIE MAE PORTFOLIO At least 65% of the portfolio's total assets will be invested in Ginnie Mae under normal market conditions. The portfolio also invests in other obligations backed by the full faith and credit of the U.S. government, including U.S. Treasury bonds, notes and bills, and in repurchase agreements involving those obligations. This fund was frozen as of October 1, Participants may transfer money out of this fund into one of the other investment options at any time, however, no "new" money will be invested in this investment option.

                  - FIDELITY PURITAN FUND Diversifies investments among a variety of companies, industries and types of securities.

                  - SPARTAN U.S. EQUITY INDEX PORTFOLIO Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

                  - FIDELITY MAGELLAN FUND Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

                  - FIDELITY INTERMEDIATE BOND FUND Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

                  - FIDELITY EQUITY INCOME II FUND Invests in stocks of domestic and foreign companies with potential for capital growth.

                  - FIDELITY CONTRAFUND Invests in common stocks believed to be undervalued and in companies that are currently out of public favor but show potential for capital growth.

                  - WARBURG PINCUS EMERGING GROWTH FUND Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

                  - TEMPLETON FOREIGN FUND I Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

                  -        LG&E ENERGY CORP. COMMON STOCK FUND, EFFECTIVE
                           JANUARY 1, 1998
                           Invests primarily in the stock of LG&E Energy Corp. as well as short term investments.

                  - JANUS WORDWIDE FUND, EFFECTIVE AUGUST 1, 1998 Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times may invest in fewer than five countries or even a single country.

       (f) PARTICIPANT LOANS--Effective January 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to
              (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four (4) loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates range from 6 percent to 10 percent. Principal and interest is paid ratably through payroll deductions. Those participants that elect to take a loan are charged a minimal one-time loan-processing fee.

       (g) PAYMENT OF BENEFITS--On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a ten year period, or any combination of lump-sum and periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, periodic installments over a ten year period, or any combination of lump-sum and periodic installments.

       (h) ESOP DIVIDENDS--Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program may offset the Participant's elected salary deferral percentage.

(2)    SUMMARY OF ACCOUNTING POLICIES

       (a) BASIS OF ACCOUNTING--The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

       (b) USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

       (c) INVESTMENT VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices in an active market which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (d) PAYMENT OF BENEFITS--Benefits are recorded when paid.

(3)    INVESTMENTS-

       Investments representing 5% or more of the plan's net assets are as follows:

                                                                       DECEMBER 31, 1999      DECEMBER 31, 1998
                                                                       ------------------     ------------------
                Fidelity Magellan Fund                                 $      22,523,635      $      16,588,651
                Spartan U.S. Equity Index Fund                                 9,644,729              7,725,926
                LG&E Energy Corp. Common Stock Fund                           15,542,870             25,350,815
                Fidelity Puritan Fund                                          6,866,897              6,574,410

(4)    ACCOUNTING PRONOUNCEMENT-

       The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(5)    RELATED PARTY TRANSACTIONS-

       Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(6)    PLAN TERMINATION-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)    ADMINISTRATIVE COSTS-

       Certain expenses incurred for the administration of this Plan as well as the Company's various other plans are paid by the Company.

(8)    RECONCILIATION TO FORM 5500

       Interest and dividends shown on the accompanying financial statements include $4,346,933 of interest and dividends from registered investment companies. This amount, together with the net realized and unrealized losses of $5,933,622, is shown as net investment gain from registered investment companies on the Plan's 5500.

(9)    TAX STATUS-

       The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)   SUBSEQUENT EVENT-

       On February 28, 2000, LG&E Energy Corp. announced that its Board of Directors accepted an offer to be acquired by PowerGen for cash of approximately $3.2 billion or $24.85 per share and the assumption of $2.2 billion of LG&E Energy Corp.'s debt. Louisville Gas and Electric Company, the plan sponsor, is a subsidiary of LG&E Energy Corp. This acquisition is subject to SEC and other regulatory approvals. The currently anticipated effect of this transaction on the plan would be to liquidate the LG&E Energy Corp. common stock fund and apply the proceeds to the other mutual fund options, based on participants election. Although various options remain under consideration by the Plan and the ultimate outcome or decision with respect to this transaction is not known at this time.

                                                                      SCHEDULE I


401(k) SAVINGS PLAN FOR EMPLOYEES OF
LOUISVILLE GAS AND ELECTRIC COMPANY WHO
ARE REPRESENTED BY LOCAL 2100 OF I.B.E.W.

PLAN SPONSOR:  LOUISVILLE GAS AND ELECTRIC COMPANY
EIN 610264150
PLAN NO. 006


Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 1999
-------------------------------------------------------------------------------


      IDENTITY OF ISSUE                         DESCRIPTION OF ASSET                           COST                FAIR VALUE
------------------------------    --------------------------------------------------     ------------------    -------------------
*Fidelity                         Fidelity Magellan Fund                                 $      15,557,196        $       22,523,635
*Fidelity                         Fidelity Equity Income II Fund                                   913,714                   882,781
*Fidelity                         Fidelity Contrafund                                            2,027,809                 2,231,268
*Fidelity                         Spartan U.S. Equity Index Fund                                 5,487,577                 9,644,729
 Warburg Pincus                   Warburg Pincus Emerging Growth Fund                              298,615                   381,217
*LG&E Energy Corp.                LG&E Energy Corp. Common Stock Fund                           11,761,768                15,542,870
*Fidelity                         Fidelity Puritan Fund                                          6,489,460                 6,866,897
*Fidelity                         Fidelity Ret. Gov't Money Market Portfolio                     2,490,620                 2,490,620
 Templeton                        Templeton Foreign Fund A                                         196,571                   220,342
 Janus                            Janus Worldwide                                                  333,488                   459,179
*Fidelity                         Fidelity Intermediate Bond Fund                                1,087,437                 1,051,914
*Fidelity                         Fidelity Ginnie Mae Portfolio                                  1,138,239                 1,107,264
*Participants                     Participant Loans **                                           3,200,521                 3,200,521
                                                                                                 ---------                 ---------

Total                                                                                      $    50,983,015             $  66,603,237
                                                                                           ===============             =============

*     Party-in-interest
**   Rate of interest  = range from 6.0% to 10.0%


The accompanying notes to financial statements and schedule are an integral part of these statements.

                                    SIGNATURE


Pursuant to the requirements of the Securities and Exchange Act of 1934, all members of the Committee having responsibility for the administration of 401(k) Savings Plan for Employees of Louisville Gas and Electric Company Who Are Represented By Local 2100 Of IBEW.


401(k) SAVINGS PLAN FOR EMPLOYEES
OF LOUISVILLE GAS AND ELECTRIC COMPANY
WHO ARE REPRESENTED BY LOCAL 2100 OF IBEW
-----------------------------------------
Name of Plan


June 28, 2000                 /s/ Victor A. Staffieri
                              -----------------------
                               Victor A. Staffieri

                              /s/ Charles A. Markel
                              -----------------------
                                Charles A. Markel

                              /s/ S. Bradford Rives
                              -----------------------
                                S. Bradford Rives

                              /s/ Frederick J. Newton III
                              -----------------------
                              Frederick J. Newton III

                              /s/ R. Foster Duncan
                              -----------------------
                                R. Foster Duncan

                              /s/ Robert M. Hewett
                              -----------------------
                                Robert M. Hewett